Filed by Virginia Financial Group, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: FNB Corporation

Commission File No.: 0-24141

In connection with its proposed merger of equals with FNB Corporation, Virginia Financial Group, Inc. has updated its internal intranet website to include the following monthly newsletter, which was prepared jointly by FNB Corporation and Virginia Financial Group, Inc.

November 2007

In the previous newsletter we described the selection of Ernst & Webb (E&W) as the third party integration specialist that would assist us through the merger. E&W is working with FNB and VFG on integration process tasks such as the staffing and structure analysis, the core processor selection, and the charter consolidation among many others.

E&W offers us deep experience with merger integration and a highly structured approach to the integration process. Over many years the consulting firm has developed an online interactive project management tool. This tool is currently tracking in excess of 750 tasks related to the FNB and VFG merger. Each of these tasks has evolved from the collective experience of FNB, VFG and E&W, and the tool is being daily customized to our merger. Subject Matter Experts have been assigned to each task and deadlines for task completion have been determined. Progress in the completion of the tasks is tracked against the calendar and discussed in Merger Integration Team meetings. Key points regarding each task are recorded in the online tool.

The Merger Integration Team is made up of individuals from each functional area of both institutions - about 40 attend each team meeting. The team meetings are held every other week to review tasks that are due for completion in the relatively near term. Team meetings also offer the opportunity for team members to meet face-to-face with their counterparts to work on issues and to discuss details within each assigned task. If an obstacle to complete a task is encountered, team members will solicit help from others in the organization and form working subgroups to resolve issues. At each large group meeting big picture questions are addressed and each task due in the near term is reviewed for status and to see if there are roadblocks where the larger group can help. Again, all of this is tracked in the online tool.

To illustrate how the process works, consider Consumer Lending – Ed Clowser and Ed Basham are the division leaders for Consumer Lending. At a recent joint team meeting, the Consumer Lending team (also known as “The Eds”) reported

Fast Facts

Number of Branches

FNB = 27

VFG = 35

Continued on Page 2

Continued from Page 1

on 27 Consumer Lending related tasks. One example of the challenge that they face is Task # 111: “Identify similarities / differences / redundancy / gaps for consumer lending products, services and fees.” The deliverable from this task is a comparison table of all the consumer products, services and fees on a pre-merger individual basis. This comparison table is expected to be completed by December 21. The Eds met before the recent team meeting and brought their individual experience to bear on the development of a comparison table. Completion of this table for Task # 111 then leads to Task # 125 which is to recommend the best products, services and fees for the new entity. Task # 125 will be completed in early February. At any time during the development of these tasks Ed and Ed will call on individual Subject Matter Experts within each of their organizations in order to solicit the best insights available. The online tool will record the work steps and issues resolved in closing Tasks # 111 and # 125.

If you have questions about the integration process, please contact Gene Childs at 434.964.2219 or email gene.childs@vfgi.net.

Litz Van Dyke, Bob Ernst of Ernst & Webb, Chuck Rogus of Ernst & Webb and Gene Childs. Merger Integration Team meetings are held in Lexington.

Litz Van Dyke, Glenda Keller, Charles McGuire and Dale Clark at the Merger Integration Team Meeting on October 24th, 2007

Win Carithers and Bob Ernst of Ernst & Webb in discussion during the October 24th meeting. Larry Staples is in the background.

Fast Facts

Retail Customers

VFG = 54,439

FNB = 56,177

Commercial Customers

VFG = 8,849

FNB = 6,845

Thoughts to share from Bill

Our merger is the type of project that takes on a life of its own. Thankfully we have employees at FNB and VFG who take the initiative to discuss the many issues related to our transaction and work together to reach a consensus. It has been refreshing to witness the relationships that are being established during our Merger Integration Team meetings.

We have a wonderful opportunity to put together two companies that compliment one another on many fronts. From the Board Room to the Back Room we have good people. I can assure each of you that the management team will never take our employees for granted. Those of you who deal with our external customers are as important as those who deal with our internal customers. Our focus on the customer is what will set us apart from the competition.

In the future when we look back at the merger we will be proud that we did the right thing at the right time for both FNB and VFG. I thank each of you for what you have done in the past. More importantly, I thank you for what we will accomplish in the future. I encourage you to do the right thing, work hard and have fun.

Again, as we say at FNB, “You’re the reason I came to work today.”

Thoughts to share from Ed

I attended my second meeting last week with Mills Marketing as several of us continued to work thru the process to find a new name for our company. Finding a new name that can represent FNB and VFG long into the future is no easy task. But when you think about it, it is just a name. Our actions as employees (as defined by our values) are truly more important. Our actions will determine what the public thinks about us and our new name. The combination of our two companies will mark a new beginning. We will have a new company which has no history, but two proud legacies upon which to build.

Consider my comments another way, imagine if you and I could change our name, become a new person, what would you do? Would you learn from your past mistakes and attempt to avoid them again? I would say so. Would you stress your best traits as you go forward hoping to improve your relationships and self-esteem? Absolutely. Would you try that one new thing you always wanted to do, but were afraid because of possible failure? I would bet most of you would see this as an opportunity to do something unique. It is no different for our new organization. As our new company comes into being, it (we) will be given some of these same opportunities to chart a new and better course.

FNB and VFG are on the verge of becoming the largest independent commercial bank headquartered in Virginia. We will also be given the opportunity to be the best bank in Virginia. I hope that excites you and makes you proud to be a part of this history-making event. It makes me very proud. FNB and VFG have accomplished much and have wonderful histories, but that is our past and we all must be focused on the future and where we are headed. Each of us must now realize that our actions, individually and collectively, will define what the new name represents in the market place and what our history will be. Customers will be watching, but especially our competition. We owe it to ourselves, and to one another, to begin this new journey together with a positive attitude, outlook and commitment.

As the weeks and months pass, we will be having more discussions on who we are, what we want to accomplish and what values define our new company, our new name. Many of you will be asked to take part in this effort. It is very likely this opportunity will not come again for most of us. I hope each of you will relish this point in time and put your best efforts to work. This is exciting and I hope you feel the same.

Exciting News!

We have received notice that our plans to merge our two companies have received full regulatory approval. Approval has now been granted by both the Federal Reserve Bank of Richmond and the Virginia State Corporation Commission.

Jeff Farrar

While the application process for these approvals can be somewhat arduous, we are gratified that this phase of our strategic plan is complete.

The next phase of our plan is to obtain shareholder approval and that is anticipated to occur in December, 2007. As we have more definitive information, we will share it in a later edition of this newsletter.

Each step of this merger of equals brings us all closer to becoming employees of the largest independent commercial bank headquartered in the Commonwealth of Virginia. We are extremely excited about the opportunity we will have to serve our combined customer segments with an enhanced ability to compete in the marketplace offering an expanded geographic footprint and the added convenience of 62 branch offices. We are equally excited about the opportunity to create value for our shareholders.

Branch Highlights…

Each newsletter edition will feature branch offices to help employees become more familiar with all locations.

FNB Forest Branch

14915 Forest Road

Forest, VA 24551

Valerie McCraw, Retail Manager

Planters Bank South High Branch

1391 South High Street

Harrisonburg, VA 22801

Vince Cash, Area Branch Manager

Fast Facts

First Year of Operation

Second Bank = 1900

First National Bank = 1905

Planters Bank = 1911

Additional information about the merger and where to find it

This communication is being made in respect of the proposed merger of FNB and VFG. In connection with the proposed merger, VFG filed with the Securities and Exchange Commission (the SEC) a Registration Statement on Form S-4 (Registration No. 333-146249) to register the shares of combined company common stock to be issued to the shareholders of FNB in the transaction, which includes a preliminary joint proxy statement/prospectus. The definitive joint proxy statement/prospectus will be mailed to the shareholders of FNB and VFG seeking their approval of the merger. In addition, each of FNB and VFG may file other relevant documents concerning the proposed merger with the SEC.

WE URGE INVESTORS AND SECURITY HOLDERS OF FNB AND VFG TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT FNB, VFG AND THE PROPOSED MERGER. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to FNB Corporation, 105 Arbor Drive, P.O. Box 600, Christiansburg, Virginia 24068, Attention: Investor Relations (telephone: (540) 382-6042) or Virginia Financial Group, Inc., 1807 Seminole Trail, Suite 104, Charlottesville, Virginia 22901, Attention: Investor Relations (telephone: (434) 964-2211) or by accessing FNB’s website at http://www.fnbonline.com under “Investor Relations/SEC Filings” or VFG’s website at http://www.vfgi.net under “SEC Filings & Other Documents.”

FNB and VFG and their directors and certain of their executive officers are participants in the solicitation of proxies from the shareholders of FNB and/or VFG, respectively, in connection with the merger. Information about the directors and executive officers of FNB is set forth in the proxy statement for FNB’s 2007 annual meeting of shareholders filed with the SEC on March 30, 2007. Information about the directors and executive officers of VFG is set forth in the proxy statement for VFG’s 2007 annual meeting of shareholders filed with the SEC on March 28, 2007. Additional information regarding these participants in the proxy solicitation and their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

The other information on FNB’s and VFG’s websites is not, and shall not be deemed to be, a part of this communication or incorporated into the filings either company makes with the SEC.

Statements made in this communication, other than those concerning historical financial information, may be considered forward-looking statements, which speak only as of the date of this communication and are based on current expectations and involve a number of assumptions. These include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues that may be realized from the merger as well as other statements of expectations regarding the merger or regarding future results or expectations. FNB and VFG intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of these safe harbor provisions. FNB’s and VFG’s ability to predict results, or the actual effect of future plans or strategies, is inherently uncertain. Factors which could cause actual results to differ materially from management’s expectations include but are not limited to: (1) the businesses of FNB and/or VFG may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by FNB and VFG with the SEC. FNB and VFG undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.